N E W S R E L E A S E

September 22, 2006

BISHA FEASIBILITY UPDATE

Nevsun Resources Ltd. (NSU-TSX and AMEX) is very pleased to announce that the technical aspects of the feasibility study for its Bisha Project in Eritrea have been completed by AMEC Americas Limited, based in Vancouver Canada. The substantially completed draft has been submitted to an Independent Technical Consultant acting on behalf of bankers, as appointed by Endeavour Financial.

The Company’s strategy is to have simultaneous review by the bankers’ consultants.  This should reduce the time required to progress financing and hence reduce the lead time required prior to taking the next steps towards construction activities. In addition, the Eritrean Government has increased its own review capacity by appointing an internationally recognized engineering firm to assist in its review of the feasibility study and environmental impact assessment study. The co-ordination of these reviews is being assisted by Endeavour Financial. Once the feasibility study review has been finalized a 43-101 compliant report will be filed by the Company on SEDAR.

The environmental impact assessment study is being carried out by AMEC Americas Limited. The environmental study includes socially responsible consultative work, progress details may be viewed on the Company’s web site: http://www.nevsun.com/socialresponsibility.html, compliant with the April 2006 IFC policy and performance standards on social and environmental sustainability.

Complete financial and legal matters are outstanding until all critical terms are fully defined for the project. The Government has sought appropriate third party assistance for the review of a draft mining agreement, capturing the substantive terms of engagement, including anticipated requirements of banks.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future filing dates.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-24	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com